Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2011 Financial Results

- Conference call scheduled for Friday, May 13, 2011 at 8:00 AM EDT –

BEIJING, May 13, 2011 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited first quarter financial results for the period ended March 31, 2011.

First Quarter 2011 Financial Highlights

•	Sales increased 5.3% year-over-year to $4.7 million, compared to $4.4 million. Excluding H1N1 vaccine, sales rose 50% compared to the prior year period.

•	Cash and cash equivalents totaled $91.0 million as of March 31, 2011, compared to $101.6 million as of December 31, 2010.

Business Highlights

•
Sinovac has enrolled 168 healthy volunteers in three different groups (36 adults, 36 young children and 96 infants) in the Phase I clinical trial for EV71 vaccine. The inoculations with different dosages have been completed in the young children group and are underway in the infant group, which is expected to be completed in the next few weeks. The preliminary results showed good safety and tolerance profile without severe adverse reaction.

•	In April 2011, Sinovac submitted the application to the SFDA to commence clinical trials for its rubella vaccine.

•
In April 2011, the Ministry of Agriculture (MOA) conducted the final GMP site inspection of Sinovac's animal rabies vaccine production plant in Tangshan Yian, which was conducted under the production mode.  The preliminary site inspection results were positive and are subject to a public notification period that ends on May 18, 2011, after which Tangshan Yian will apply for the GMP Certificate, the New Drug Certificate and the production license in advance of commercializing the vaccine.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Following the adjustment to our sales strategy and sales team structure, our sales in China rebounded during the first quarter, which is a positive sign for 2011. We will continuously commit our resources to achieving sales growth."

Dr. Yin continued, "We are pleased to see the R&D projects moving forward smoothly. The Phase I trial for our proprietary EV71 vaccine is progressing well with the inoculations in the young children completed and infants to be completed in the coming weeks. We plan to complete the data and statistical analysis and report the trial results in the coming months.  Thereafter, we will commence the following phases of the EV71 clinical trial."

Dr. Yin concluded, "Following the Ministry of Agriculture's GMP site inspection of our animal rabies vaccine production facility, the outcome appears to be positive and is in the public notification process. We are on track to launch our animal rabies vaccine within the year. The capacity expansion construction at Changping facility is progressing on schedule. Sinovac Dalian submitted the clinical trial application for its rubella vaccine last month."

Financial Review for First Quarter Ended March 31, 2011

Sales for the first quarter 2011 were $4.7 million, up 5.3% from $4.4 million for the first quarter of 2010. Excluding sales from the H1N1 vaccine, first quarter 2011 sales were up 50% as compared to the same period in 2010. In line with historical trends, first quarter sales are comparatively lower than other quarters given the typical seasonality of the Company's vaccine sales in China. Sinovac's first quarter

Sinovac's sales breakdown by product was as follows.

	Three months ended March 31,
	2011	2010
Sales
Inactive hepatitis vaccines	$4,464,184	$3,080,693
Influenza vaccines	216,408	1,363,206
Total	$4,680,592	$4,443,899

Gross profit for the first quarter of 2011 was $3.1 million, with a gross margin of 66.1%, compared to $3.6 million and a gross margin of 80.1% for the same period of 2010. After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was 63.5% and 77.8% for the first quarter of 2011 and 2010, respectively. The gross profit margin was adversely affected by lower plant utilization in the first quarter of 2011 as reduced demand caused the Company to scale back production.

Selling, general and administrative expenses for the first quarter 2011 were $4.1 million, compared to $3.1 million in the same period of 2010. SG&A expenses as a percentage of first quarter 2011 sales were 87.75%, compared to 69.9% during the first quarter of the prior year.  The SG&A expenses as a percentage of revenue was in line with the increased sales in private pay market in the first quarter of 2011. However, the overall increase was resulted from an increase in selling expenses due to the adding of new sales personnel in the first quarter 2011.

Net research and development expenses for the first quarter 2011 were $2.1 million, compared to $1.1 million in the same period of 2010. The increased R&D expenses in the first quarter of 2011 were primarily related to the continued development of the pipeline vaccines, including the expenses on EV71 vaccine, which has entered the Phase I clinical trial, the trial production of the animal rabies vaccine and mumps vaccine, and other R&D projects.

Depreciation of property, plant and equipment and amortization of license and permits for the first quarter 2011 were $384,000, compared to $250,000 for the same period of last year.  The change compared to 2010 was primarily attributable to the Sinovac Dalian assets acquired in January 2010, with an additional 25% interest acquired in December 2010 for a majority interest of 55%, and Changping facility acquired in February 2010.

Total operating expenses for the first quarter of 2011 were $6.5 million, compared to $4.4 million in the comparative period in 2010.

The operating loss for the three months ended March 31, 2011 was $3.4 million, compared to $0.8 million for the same period of the prior year.  The increased operating loss in the first quarter of 2011 was primarily attributable to the higher cost of sales, increased administrative expenses from Sinovac Dalian and 100%-owned research and development Company, and higher R&D expenses.

Net loss for the first quarter of 2011 included $70,000 of interest and financing expenses, $154,000 of interest and other income, and $310,000 of income tax expenses. Net loss for the same period of 2010 included $124,000 of interest and financing income, $142,000 of interest and other income, and $269,000 of income tax recovery. Net loss attributable to shareholders for first quarter of 2011 was $2.8 million, or $0.05 per diluted share, as compared to $307,000, or $0.01 per diluted share, in the same period of 2010.

As of March 31, 2011, Sinovac's cash and cash equivalents totaled $91.0 million, compared to $101.6 million as of December 31, 2010.

Conference Call Details

The Company will host a conference call on Friday, May 13, 2011 at 8:00 a.m. EDT (May 13, 2011 at 8:00 pm China Standard Time) to review the Company's financial results for the first quarter ended March 31, 2011 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. EDT on May 13, 2011 to May 27, 2011 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 371847.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning May 13, 2011 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington/Amy Glynn
The Ruth Group
Tel:  +1-646-536-7017/7023
Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media
Jason Rando
The Ruth Group
Tel:  +1-646-536-7025
Email:  jrando@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Balance Sheets
(Unaudited)

(Expressed in U.S. Dollars)
	March 31, 2011	December 31, 2010
ASSETS

Current assets
Cash and cash equivalents	$90,976,299	$101,585,490
Short-term investments	1,526,694	1,512,447

Accounts receivable – net	22,533,268	22,370,296
Inventories	16,152,075	14,859,411
Due from related party	-	3,397,522

Prepaid expenses and deposits	905,174	887,187
Deferred tax assets	2,430,003	2,682,069
Total current assets	134,523,513	147,294,422

Property, plant and equipment	64,980,976	64,036,228
Long-term inventories	1,214,771	77,659

Long-term prepaid expenses	504,356	517,957
Deposits for acquisition of equipment	437,493	576,232
Deferred tax assets	477,742	507,062
Licenses and permits	1,230,953	1,348,364
Total assets	$203,369,804	$214,357,924

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$10,534,190	$10,435,887

Accounts payable and accrued liabilities	19,613,398	22,091,190
Income tax payable	1,602,881	958,411
Deferred revenue	9,495,472	9,707,688
Deferred tax liability	266,016	1,005,186
Deferred research grants	1,500,652	1,559,589
Total current liabilities	43,012,609	45,757,951

Deferred government grants	2,419,077	2,464,565
Loans payable	10,152,517	10,057,775
Long term payable for acquisition of assets	4,888,124	4,842,509
Deferred revenue	3,511,397	3,478,629
Total long term liabilities	20,971,115	20,843,478
Total liabilities	63,983,724	66,601,429

Commitments and contingencies

EQUITY
Preferred stock		-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	54,484	54,306
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,483,904 (2010 –54,305,961 )
Additional paid-in capital	104,469,374	104,152,182

Accumulated other comprehensive income	7,582,156	6,883,834
Statutory surplus reserves	11,473,110	11,473,110
Retained earnings	1,081,128	3,876,084
Total stockholders' equity	124,660,252	126,439,516

Non-controlling interests	14,725,828	21,316,979
Total equity	139,386,080	147,756,495

Total liabilities and equity	$203,369,804	$214,357,924

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Loss and Comprehensive Loss
Three months ended March 31, 2011 and  2010
(Unaudited)

(Expressed in U.S. Dollars)
	Three months ended
	March 31
	2011	2010
Sales	$4,680,592	$4,443,899

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $123,981 and (2010 - $104,793)	1,586,017	883,475

Gross profit	3,094,575	3,560,424

Selling, general and administrative expenses	4,107,332	3,106,367

Research and development expenses - net of $73,390 (2010 - $17,554) in government research grants	2,102,381	1,083,868

Depreciation of property, plant and equipment and amortization of licenses and permits	384,182	249,518

Government grants	(68,482)	(65,830)

Total operating expenses	6,525,413	4,373,923
Operating loss	(3,430,838)	(813,499)

Interest and financing expenses	(69,697)	(124,375)

Interest income	145,374	131,483

Other income	8,611	11,309

Loss on disposal and write down of equipment	(7,704)	(687,095)

Loss before income taxes and non-controlling interests	(3,354,254)	(1,482,177)

Income tax recovery (expense)	(310,422)	269,479

Consolidated net loss	(3,664,676)	(1,212,698)

Loss attributable to non-controlling interests	869,720	905,388

Net loss attributable to stockholders	$(2,794,956)	$(307,310)
Net loss	$(3,664,676)	$(1,212,698)
Other comprehensive income
Foreign currency translation adjustment	839,567	8,723
Total comprehensive loss	(2,825,109)	(1,203,975)
Comprehensive loss attributable to non-controlling interests	728,475	903,911
Comprehensive loss attributable to stockholders	$(2,096,634)	$(300,064)

Loss per share– basic and diluted	$0.05	$0.01

Weighted average number of shares of common stock outstanding
– Basic and Diluted	54,444,077	49,873,422

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Cash Flows
Three months ended March 31, 2011 and 2010
(Unaudited)

(Expressed in U.S. Dollars)
	Three months ended
	March 31
	2011	2010

Cash flows from (used in) operating activities
Net loss	$(3,664,676)	$(1,212,698)
Adjustments to reconcile net income to net cash provided by operating activities:
- deferred income taxes	310,422	692,520
- stock-based compensation	32,662	103,664
- inventory provision	-	16,206
- write-down of equipment and loss on disposal	7,704	687,095
- research and development expenditures qualified for government grant	(73,390)	(17,554)
- depreciation of property, plant and equipment and amortization of licenses and permits	1,192,706	891,007
- deferred government grant recognized in income	(68,482)	(65,830)
- accretion expense	101,845	-
Changes in:
- accounts receivable	46,577	1,829,731
- inventories	(2,281,688)	(3,771,749)
- income tax payable (refundable)	(103,393)	(2,628,408)
- prepaid expenses and deposits	(9,231)	(335,770)
- deferred revenue and advances from customers	(302,680)	(234,054)
- accounts payable and accrued liabilities	(2,878,114)	(6,100,581)

Net cash used in operating activities	(7,689,736)	(10,146,421)

Cash flows from (used in) financing activities
- Loan proceeds	-	8,265,031
- Proceeds from issuance of common stock, net of share issuance costs	284,709	61,867,706
- Dividends paid to non-controlling shareholder of Sinovac Beijing	(2,456,884)	-
- Government grant received	-	46,811
- Loan to non-controlling shareholder of Sinovac Beijing	-	(6,572,159)

Net cash provided by (used in) financing activities	(2,172,175)	63,607,389

Cash flows used in investing activities
- Proceeds from disposal of equipment	-	189,876
- Proceeds from redemption of short-term investments	-	7,314,187
- Purchase of short-term investments	-	(8,338,173)
- Deposits for acquisition of equipment	(1,529)	(8,265,031)
- Acquisition of property, plant and equipment	(1,153,348)	(448,165)

Net cash used in investing activities	(1,154,877)	(9,489,345)

Exchange gain on cash and cash equivalents	407,599	7,630
Increase in cash and cash equivalents	(10,609,191)	43,979,253

Cash and cash equivalents, beginning of period	101,585,490	74,953,212

Cash and cash equivalents, end of period	$90,976,299	$118,932,465

Cash paid for interest	$103,393	$268,279
Cash paid for income taxes	$306,017	$1,653,353
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$831,592	$798,541